Landing Page

BBFS, Inc.
Brown Box Financial Services, Inc.

Invest Now

Building a World Class Investor Platform

Brown Box Financial is consolidating proven investor tools, data and content into a platform for self-directed investors, institutional traders and advisors. The companies all have extremely loyal customer bases, and operate in a fragmented industry consisting of hundreds of companies. Brown Box Financial Services currently gains revenue from subscriptions by providing financial data and tools through its two businesses, NewsWare and Dial Data. Furthermore, the company's business model focuses on expanding its financial services organically and through the acquisition of niche companies within the financial data and tools industry.

Invest Now

Form C   Offering Statement   Investor Education

THE OPPORTUNITY

Stock Market Data Providers are Highly Fragmented

Data platforms and content for self-directed investors, institutional traders, and advisors represent a highly fragmented, multi-billion dollar industry*(1)*. Despite having lifelong customers, existing operations are often inefficient with minimal scale.

Source: (1) Markets Media



OUR APPROACH

Acquire Independent Businesses and “Roll-Up” into a Dominant Player

Combining multiple smaller businesses into a single dominant company minimizes overhead costs and consolidates expertise. We think there is an opportunity to create an industry-changing organization through our methodology.

Invest Now



DOWNLOAD THE INVESTOR

Email (required)

DOWNLOAD THE INVESTOR PRESENTATION

Download Now

We Have Started To Test Our Approach With Two Key Acquisitions

NEWSWARE

Newsware is a leader in aggregating real-time actionable stock market news from multiple sources providing clients the opportunity to trade on news before competitors. The software, web applications and APIs, intellectual property provides a significant competitive advantage allowing clients to obtain news within a millisecond of the release in a variety of user-friendly formats.



DIAL-DATA

Dial Data is an end of day and historical vendor of market data from 1986 forward to leading software programs needing a data supplier. This historical database provides significant competitive advantage.

Our team has produced outsized results in a short amount of time

- Significantly reduced costs by over $24,000 a month
- Increased Accounts Receivable by 71%
- Stabilized data center at 365 Data Centers to prepare for additional traffic
- Upgraded accounting systems, increased cash flow by $350k
- Embedded our management framework

Invest Now



DOWNLOAD THE INVESTOR PRESENTATION

Email (required)

[Download Now]

Meet the Team







Scott Brown

Scott Brown is the President of Brown Box Financial Services, Inc., and a co-founder and board member of an advanced financial services software company. With over 30 years of experience in the financial services industry, Scott has a proven track record of developing, growing, acquiring, and integrating businesses to deliver superior financial performance. At Sabrient Systems, LLC, as President and CEO, Scott managed a complete P&L, developed IT and market expansion strategies, and led the acquisition of Gradient Analytics in 2011. Under Scott's leadership, Sabrient achieved remarkable growth, raising $1.2 billion in a single UIT in January 2014 and increasing revenue by 1150% from $2M in FY13 to $25M in FY14.

Previously, Scott served as President of Asset Growth Partners, LLC, where [he/she] developed and executed growth and acquisition strategies, acquiring and integrating four businesses, resulting in a $5M investment gain in 18 months. As COO of Telescan, Inc., Scott drove significant sales growth, developed and executed a successful internet strategy, and played a key role in taking the company public. Scott's extensive experience spans turning around existing businesses, launching innovative products and services, and building new businesses from the ground up.

Bill Olsen

For the last 10 years Bill has successfully led business development, marketing and strategy for a Financial News Aggregator, NewsWare. His ability to navigate through a large organization vertical has resulted in multiple long-term contracts with many of the top tier financial organizations.

In my current position, he is also responsible for strategic alliances with financial media firms, domestic and international exchanges, account management with key accounts as well as our social media projects.

Bill's knowledge of the financial markets has proven to be a valuable asset for the sales and development teams. He possesses significant experience providing market data solutions for data feeds, market data applications, exchange requirements and execution services.

Throughout Bill's career. he has demonstrated exceptional results in exceeding sales targets / revenue objectives, managing key client relationships as well as closing complex sales situations.

Gordon McBean

Gordon McBean is the Chairman of Digital Offering, Inc., a FINRA-registered broker dealer known for pioneering capital raises for companies leveraging the JOBS Act. Notably, in 2014, Digital Offering raised $5.5 million for Acorns, a leading fintech company that recently received a $20 million investment from PayPal. As the founder of Digital Offering, Mr. McBean has been instrumental in its success. He is also the co-founder and major investor in BBFS, Inc., and the founder and manager of Hash Finance, Inc., an innovative application that uses social media to generate trading ideas, currently in beta and expected to launch in Q2 2016.

Previously, Mr. McBean served as the lead investor for FreeRealTime.com, Inc., acquiring a majority share in the heavily trafficked financial services website. As President of Euro Pacific Capital, Inc., he launched the firm's asset management arm, corporate finance, and capital markets divisions. At Roth Capital Partners, Inc., Mr. McBean built a top-tier research team and established the firm's China practice, living in Shanghai for much of 2006 and 2007. With a career spanning roles at Lehman Brothers, FBR, Wells Fargo Van Kasper, and ROTH Capital, Gordon McBean is a proven business leader with a track record of creating significant shareholder value in dynamic, high-growth environments.

FAQs

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth. whichever is greater. If the number is less than $124.000. you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Brown Box Financial are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to:

(i) to the Company;

(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) as part of an offering registered under the Securities Act with the SEC; or

(iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

Exceptions to limitations on selling shares during the one-year lockup period:

n the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target? Item

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To request a refund, email info@dealmakersecurities.com.

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

JOIN THE DISCUSSION

What do you think?

0 Responses













Upvote	Funny	Love	Surprised	Angry	Sad
0	0	0	0	0	0

0 Comments 1 Jonathan Self ▾





Start the discussion...

• Share Best Newest Oldest

Be the first to comment.

Subscribe Privacy Do Not Sell My Data DISQUS

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is **NOT** placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is **NOT** soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is **NOT** vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Forward-Looking Statements

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.